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                             KIRKPATRICK & LOCKHART LLP
                                 1800 M Street, N.W.
                             Washington, D.C.  20036-5891



     Elinor W. Gammon
     (202) 778-9090


                                   October 23, 1995


     PaineWebber Atlas Fund
     1285 Avenue of the Americas
     New York, New York  10019

     Ladies and Gentlemen:

              PaineWebber Atlas Fund ("Fund") is an unincorporated voluntary association organized under the laws of the Commonwealth of Massachusetts on October 31, 1986. The Fund consists of one series of shares of beneficial interest: PaineWebber Atlas Global Growth Fund. We understand that the Fund is about to file a Rule 24f-2 Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, for the purpose of making definite the number of shares which it has registered under the Securities Act of 1933, as amended, and which were sold during the Fund's fiscal year ended August 25, 1995. On that date, the assets and liabilities of the Fund's sole series were transferred to Mitchell Hutchins/Kidder, Peabody Global Equity Fund pursuant to a reorganization, and the Fund ceased operations.

              We have, as counsel, participated in various business and other matters relating to the Fund, including the reorganization referred to above. We have examined copies, either certified or otherwise proved to be genuine, of the Declaration of Trust and By-Laws of the Fund, the minutes of meetings of the trustees and other documents relating to the organization and operation of the Fund, and we generally are familiar with its business affairs. Based on the foregoing, it is our opinion that the shares of the Fund sold during the fiscal year ended August 25, 1995, the registration of which will be made definite by the filing of the Rule 24f-2 Notice, were legally issued, fully paid and nonassessable.

              The Fund is an entity of the type commonly known as a "Massachusetts Business Trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. The Declaration of Trust states that creditors of, contractors with, and claimants against the Fund or a series shall look only to the assets of the Fund for or the appropriate series for payment. It also requires that notice of such disclaimer be given in each note, bond, contract, certificate, undertaking or instrument made
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     PaineWebber Atlas Fund
     October 23, 1995
     Page 2


     or issued by the officers or the trustees of the Fund on behalf of the Fund. The Declaration of Trust further provides: (i) for indemnification from the assets of the appropriate series for all loss and expense of any shareholder held personally liable for the obligations of the Fund or any series by virtue of ownership of shares of such series; and (ii) for the appropriate series to assume the defense of any claim against the shareholder for any act or obligation of the series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund or series would be unable to meet its obligations.

              We hereby consent to this opinion accompanying the    Rule 24f-2
     Notice which you are about to file with the Securities and Exchange Commission.

                                                Sincerely yours,

                                                KIRKPATRICK & LOCKHART LLP

                                                By:/s/ Elinor W. Gammon
                                                      Elinor W. Gammon
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